U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                            Fifth Amendment to
                                Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS
    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                          THE QUANTUM GROUP, INC.
              (Name of Small Business Issuer in its charter)


     NEVADA                                          95-4255962
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification No.)

PARK IRVINE BUSINESS CENTER,
14771 MYFORD ROAD, BUILDING B,
TUSTIN, CALIFORNIA                                         90744
(Address of principal executive Offices)                (Zip Code)

Issuer's telephone number:        (714) 508-1470

Securities to be registered under Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class to be registered

________________                        __________________________

________________                        __________________________

Securities to be registered under Section 12(g) of the Act:

                                      COMMON
                                 (Title of Class)

NOTICE - THE FORM 10-KSB FOR THE QUANTUM GROUP, INC., FOR FISCAL YEAR ENDED DECEMBER 31, 1996 AS FILED WITH THE COMMISSION IS INCORPORATED IN ITS ENTIRETY BY REFERENCE AND IS ATTACHED TO THIS FORM 10-SB AS AN EXHIBIT.

              INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                  PART I

Item 1.  Description of Business.

     The Quantum Group, Inc., (the "Company") is engaged in the tire recycling industry. The Company, through its approximately 85% owned subsidiary, Eurectec, Inc., ("Eurectec") performs world-wide marketing of tire recycling equipment manufactured by CISAP SpA ("CISAP"), an Italian corporation. In addition to marketing tire recycling equipment, the Company markets territorial rights to sell CISAP equipment in North America.

     The Company was organized on December 2, 1968, under the laws of the state of California, as Acqualytic Systems, Inc. Pursuant to an agreement of merger filed on June 27, 1989 in the state of Nevada, Acqualytic Systems, Inc., merged with Country Maid, Inc., a Nevada Corporation. Country Maid, Inc., was incorporated in the state of Nevada on June 13, 1988. Country Maid, Inc., was the survivor Corporation pursuant to the merger agreement. The surviving Corporation changed its name to Transcontinental Video Robotics, Inc., on June 27, 1989. On September 18, 1992, the Company changed its name to The Quantum Group, Inc.

     Prior to entering the tire recycling industry, the Company marketed various products in North America through franchised distribution centers. The Company sold electronic acupuncture devices and a complete line of nutritional supplements. In 1992, the Company decided it could more effectively market its products through a multi-level network, which it wished to market on an international basis. Pursuant to this desire, in early December 1992, the Company acquired Safety Products Innovations Limited, ("SPI") in a stock for stock transaction. The Company issued 418,816 restricted common shares to acquire all of the issued and outstanding shares of SPI. The parties deemed the per share value of the Company's stock to be $3.00.

     SPI had an established international multi-level network, through which it sold a line of home, auto and personal alarms. The Company believed it could continue to use SPI's network to market the home, auto and personal alarms, as well as the electronic acupuncture devices and nutritional supplement products marketed by the Company. However, after acquiring SPI, the Company realized it could not profitably market the electronic acupuncture devices and the nutritional supplements through SPI's multi-level network. The Company also determined that it could not profitably market the alarms, therefore effective January 1, 1993, the Company discontinued all operations of SPI and chose to focus its efforts and resources into marketing tire recycling equipment.


     In 1992, through Eurectec, the Company acquired the exclusive license to market tire recycling equipment in the United States, Canada and Mexico. At that time the Company also acquired a non-exclusive world-wide license to market and sell the recycling equipment. The licenses acquired from CISAP are to continue until April 26, 1998. On April 26, 1998 the agreement will be automatically renewed for a period of two years unless terminated by either party pursuant to six months prior notice. This arrangement shall continue to renew every two years in perpetuity unless terminated by either party pursuant to six months notice prior to the closing of any given two year period. The license agreements provide that CISAP will manufacture, ship and install the equipment the Company sells. CISAP will also provide training in equipment operation to the purchaser. The exclusive North America license agreement further provides that the Company has the right to sell sub-licenses to other entities. This allows the Company to sell the exclusive right to market CISAP equipment within a designated territory in North America, to interested buyers. The Company has the right to define a territory based on geography, population or whatever criteria it deems appropriate.

     To maintain the exclusive marketing rights to North America, the Company must purchase a minimum of eight granulator machines, or equipment of similar value, during each year. (In addition to manufacturing granulators, CISAP manufactures other tire recycling equipment including shredders and various presses.) The Company has failed to meet the minimum number of granulator purchases or purchases of other equipment of similar value each year since the exclusive license agreement became effective. Part of the difficulty the Company has encountered in meeting its minimum purchase requirements is directly related to problems CISAP has had in the production and operation of its equipment. For instance, the crumb rubber output levels calculated by CISAP and used by the Company in selling the CISAP machinery quote a certain level of crumb rubber production. However, when the equipment was installed in China and put to use the output realized by the Chinese differed from the output levels represented by CISAP and the Company. Upon further investigation, CISAP found that the tires the Chinese were recycling contained a much higher fabric content than the tires used to calculate production figures, as a result the crumb rubber output at the Chinese plant was lower than projected. From this experience, CISAP and the Company realized that greater research and testing needed to be done on the CISAP equipment to better understand the outputs attainable by the equipment based on different variables.

     Based on the Chinese experience and its research and development, CISAP has made significant improvements to its equipment in the past few years. In the last year, CISAP has redesigned its granulator to increase output while decreasing down-time and wear and tear on the machinery.
CISAP accomplished this by redesigning the way the tires are processed prior to granulation. CISAP's older granulators would shred the tires and then send the entire contents of the tire through the granulation process. In other words, the steel and fabric used in the tires were sent through the granulation process. This caused considerable wear and tear to the granulating equipment, which led to excessive maintenance and down-time and decreased production. In CISAP's new equipment, almost all of the steel and fabric is sorted out from the rubber and removed from the system prior to the granulation process. With the new equipment, the material that enters the granulation process is at least 90% pure rubber, this helps decrease the wear and tear on the granulation equipment and the associated down-time while increasing output levels. These changes have helped improve the output and reliability of the CISAP equipment.

     In recognition of the difficulties CISAP and the Company have encountered with the CISAP equipment, the two parties have continued to operate as though the exclusive license agreement was in force, even though the Company was in default of said agreement for not meeting its minimum purchase requirements. Based on their experience over the past several years, CISAP and the Company recently renegotiated certain provisions of the exclusive licensing agreement. The major emphasis of the renegotiated agreement, dated March 31, 1996, was to affirm the continuance of the Company's exclusive marketing rights in North America if it purchases eight granulators or machines of similar value per year. Should the Company fail to meet its purchase quota, CISAP may, in its discretion revoke the exclusive license or allow it to continue in force.

     In the event the Company does not maintain its exclusive right in North America the license agreement provides that CISAP will honor the sub-licenses negotiated by the Company.

     While the Company hopes to maintain the exclusive marketing license, it believes that even though it is not currently a major player in the tire recycling industry, it could continue to operate in the industry without the exclusive marketing license for various reasons. It bases this belief on its friendly relations with CISAP which would allow the Company to maintain a non-exclusive marketing right, the specialized nature of the industry with its barriers to entry and the name recognition the Company has achieved through participation in trade shows and industry gatherings during the past three years.

     As stated, there are substantial barriers to entering into the tire recycling industry. These barriers include high start-up costs and long-term sales cycles. As of September 1996, the estimated cost of establishing a fully operational tire recycling facility utilizing the CISAP equipment was approximately $1,742,735. Based solely on the cost of establishing an operational facility, the number of potential clients for the product the Company markets is fairly limited. In addition to the cost of equipment, potential clients for the equipment must have a location capable for use as a tire recycling plant. A tire recycling facility must be large enough to house the machinery and must have sufficient storage space to store tires for recycling. While a recycler may not have to store its full supply of tires at the facility, it would need space to store enough tires to keep the plant operating between delivery periods of additional tires. Thus, the costs associated with the space requirements of operating a profitable tire recycling plant significantly limit the number of potential clients available to purchase the tire recycling equipment the Company markets.

     The barriers to entry into the tire recycling industry make it difficult for new companies to compete, for this reason the Company does not have a lot of companies to compete with for business. Because of the high cost of tire recycling equipment, competition is based to a great deal on price. However, competition also focuses around customer service, as clients expect a great deal of customer service after paying so much money for the tire recycling machinery.

     The costs and space requirements associated with tire recycling plants also tend to elongate the sales cycle for tire recycling equipment. Typically, it takes six to eighteen months from the time the Company first contacts a potential customer until the sales transaction is completed, the machinery is installed and the Company is paid in full. Generally, it takes the customer time to arrange financing and find and secure the necessary physical facilities. Further, it takes roughly six months for CISAP to manufacture a granulator and CISAP does not manufacture the equipment until the Company orders it. The Company does not order the equipment until it has received a letter of credit from the prospective client because the Company could not sustain the loss if it were to pre-order the granulator and then have the sales transaction fail. After the equipment is finished, depending upon the location, it takes anywhere from six to eight weeks to ship and install the granulator at the customer's facility. Another problem is that the Company must rely on the efforts of its officers and directors to generate sales, in addition to their other duties, with such a small sales force it has been difficult for the Company to establish any type of steady sales volume. The extended period of time it takes for the Company to complete a sales transaction is not atypical for the industry and poses a substantial burden to entry in the recycling industry.

     The Company has struggled with these barriers to entry since deciding to engage in the marketing of tire recycling equipment. Because of the time required to complete sales transactions, the Company has experienced cash flow difficulties. The Company has also encountered cash flow difficulties because the tire recycling industry is highly competitive. Many of the Company's competitors have longer operating histories and are financially stronger than the Company which has made it difficult for the Company to establish itself in the industry. The Company believes that the equipment it sells is superior to the equipment used by its competitors in several respects. The competing equipment tends to be large and require a great deal of space, whereas the equipment sold by the Company is compact and can be operated in smaller facilities. In addition, the principal method used by many of its competitors to separate the rubber from the other materials used in the tire is a cryogenic (freezing) process. This process is cumbersome and expensive and reduces the elasticity of the rubber, which limits the usefulness of the crumb rubber for after market products. The process employed by the CISAP equipment does not require the
tires be frozen to extract the non-rubber materials.   Thus, the Company
believes, the process employed by the CISAP equipment is superior to it competitors because it does not incur the costs associated with the cryogenic process nor does it have an adverse effect on the elasticity of the rubber. Another advantage of the equipment the Company sells is its ability to granulate the rubber into many different sizes, which allows the Company's granulated rubber (known in the industry as "crumb rubber") to be marketed for widely varying uses from use as an additive to asphalt paving to use in the production of interlocking tiles, mats and even carpet.

     While sales volume has increased more slowly than hoped, the Company has engaged in various sales transactions. Pursuant to its agreement with CISAP, the Company has sold various exclusive sub-licenses. The Company has entered into exclusive sub-license agreements in Utah and Canada. The Company had negotiated an exclusive sub-license agreement in Mexico, however, in 1995, the Mexican Group discontinued its sub-licensing agreement in default of the agreement. The Mexican Group returned its licensing right to the Company and forfeited the licensing fees it paid in

1995 and previous years. Also during 1995, the Company restructured its relationship with its Canadian licensee, Evergreen Recycling, Ltd., ("Evergreen"). The Company agreed to cancel the outstanding accounts receivable on the Evergreen sub-license in return for the cancellation of Evergreen's exclusive and non-exclusive territorial right, including its right to be the sole provider of CISAP equipment in Canada, except in Alberta, where Evergreen continues to maintain an exclusive sub-license to market and sell CISAP equipment. The Company also agreed to cancel the accounts receivable for the equipment balance, in part due to problems in the delivery and set-up of the equipment, in return for an equity interest in the Canadian company. (See Note 12 of the Financial Statements.)

     The Company has sold tire recycling equipment to facilities in Canada, China, Saudi Arabia and Germany. The Company also purchased equipment several years ago for use in a demonstrational facility the Company setup in Wilmington, California. The facility was fully operational and was used to demonstrate CISAP recycling equipment to potential buyers. In March 1995, the Company closed the Wilmington facility and began to use Evergreen's facility to demonstrate the tire recycling equipment. The Canadian facility uses newer, larger capacity equipment than the Wilmington facility and is currently an operating tire recycling facility rather than merely a demonstrational facility. The Company is storing the equipment from the Wilmington facility while it contemplates selling the equipment or keeping it and establishing its own fully functional recycling facility.

     In addition to its agreement with CISAP, the Company, through Eurectec, recently entered an agreement with SMS Sondermaschinen GmbH, a German corporation, ("SMS") which grants the Company the exclusive right to sell and market SMS equipment and machinery on a worldwide basis. SMS has expertise in the manufacturing of machinery and equipment used in the recycling of tires and the manufacturing of after-market products using crumb rubber. The agreement grants to the Company the exclusive right to market and sell worldwide any machinery, equipment, product, binder, process, application or license using any of the know-how, trade secrets, patents, confidential information or other technology of SMS (collectively "SMS products"), which is either currently owned by SMS or developed or acquired by SMS in the future. To date, the Company has not sold any SMS products, however, the Company believes this agreement will enhance its ability to compete in the tire recycling industry. As stated, SMS manufactures various products. Of the products SMS manufactures, the Company intends, at this time, to focus its efforts on marketing the SMS molds and presses that are used to create after-market products from crumb rubber. In acquiring the exclusive right to market and sell SMS products, the Company now has the ability to supply its customers with both tire recycling equipment and the molds or presses necessary to turn the crumb rubber into finished product. The Company believes its ability to sell equipment to customers wishing to establish tire recycling facilities will be enhanced by the SMS agreement because it now has the ability to sell a customer both tire recycling equipment and the machinery required to turn those recycled tires into marketable after-market rubber products.

     The other benefit of the SMS agreement is that it significantly decreases the Company's dependence on CISAP. The Company's ability to continue as a going concern in the tire recycling industry is no longer


dependent on a single manufacturer because SMS also produces a line of tire recycling equipment similar to the equipment produced by CISAP. At this time, the Company's relationship with CISAP is positive, and the Company intends to continue selling the CISAP tire recycling equipment as its primary line of tire recycling equipment. The Company intends to focus its sales efforts of SMS products on SMS's other lines of equipment and machinery, particularly its presses and molds for producing after-market products.

     The SMS agreement provides that it will continue in perpetuity unless terminated by SMS for a breach by the Company of one of the agreements provisions. The Company may terminate the agreement at any time. If either party wishes to terminate the agreement it must give the other party 6 months notice of its intention to terminate.

     Currently the Company has no employees. The Company contracts with an employee service agency to provide office staff and secretarial services. The Company relies heavily on the efforts of its President, Ehrenfried Liebich, it also relies upon the services of various consulting agencies including agencies owned and operated by Keith Fryer, a Company Vice President and Director and John Pope, the Company Secretary, Treasurer, a Vice President and Director. (See "Item 12 Certain Relationships and Related Transactions.")
COMPANY SUBSIDIARIES

     The majority of the Company's business is transacted through its 85% owned subsidiary Eurectec. The remaining 15% interest in Eurectec is held by 67 shareholders, none of whom are officers, directors, control persons or affiliates of the Company. As discussed earlier, the Company negotiated its licensing agreements with CISAP through Eurectec and the Company uses Eurectec to market and sell the tire recycling equipment. Eurectec also markets and sells sub-licenses for the Company. Eurectec was formed by the Company, to be a subsidiary, in accordance with the laws of the State of Nevada in 1991. The Company expects to enter into various other businesses most of which will be related either directly or indirectly to the tire recycling industry. Pursuant to that expectation, the Company has formed various subsidiaries of Eurectec which will be used to transact the Company's business dealings in these areas.

     Eurectec International, Ltd., is a wholly owned subsidiary of Eurectec. Eurectec International was established pursuant to the laws of the Province of British Columbia and was incorporated in May 1991. The Company setup Eurectec International to transact the international affairs of the Company and its subsidiaries. The initial operations of Eurectec International were funded from proceeds of sales made by Eurectec. Eurectec International is currently engaging in business transactions.

     Eurectec Industries, Ltd., is a wholly owned subsidiary of Eurectec International. Eurectec Industries was formed by the Company pursuant to the laws of the Province of Alberta and was incorporated in February 1996. The Company believes that many business opportunities may develop in the tire recycling and related industries and Eurectec Industries was established to take advantage of these opportunities. Particularly, the



Company believes that opportunities will develop for aftermarket products made from the crumb rubber produced from tires. Should sufficient markets develop, the Company expects to enter into the production of aftermarket products, the assembly and sales of mixers and presses necessary to produce aftermarket products, or any other tire recycling related industry. Eurectec Industries is currently unfunded and transacting no business.

     Pacific Rubber Recycling LTD, ("Pacific Rubber") is a wholly owned subsidiary of Eurectec International. Pacific Rubber was organized pursuant to the laws of the Province of British Columbia and was incorporated in May 1995. When cash flow improves, the Company hopes to open its own tire recycling facility. The Company organized Pacific Rubber to be the entity that will purchase the equipment, setup a facility and handle the operations of the facility. The Company currently has not decided upon a time frame or location for establishment of a fully operational facility. Pacific Rubber is currently unfunded and transacting no business.


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           FINANCIAL STATEMENTS


LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1995, the Company had cash of $26,140 on hand.

     The management of the Company made the decision at year end 1992 to concentrate its resources and management efforts on the Company's tire recycling operations. This start up effort eliminated the Company's ability to generate revenue throughout 1993 and most of 1994, as sales take six to twenty months to complete. As such the Company experienced cash flow difficulties through 1993, 1994, and most of 1995.

     Management believes that pending sales transactions to Florida, the second phase of the Saudi project, and current sales activities, with the loan arrangement reached during the 1995 year will provide sufficient capital and liquidity to meet the company's needs. The Company anticipates the sale of a territorial license and a tire recycling and after product manufacturing equipment in the approximate value of $1,600,000 in Florida. A portion of anticipated sale includes equipment currently in inventory. Phase two of the Saudi project involves an additional $2,400,000 equipment package, which the company anticipates will be delivered in 1996. Sales discussions and or negotiations are underway with qualified prospects in Mexico, Germany, Hungary, Lithuania, The United Kingdom and Ireland. Although contracts with these prospects are not finalized, management believes that one or more of these sales will be signed and sales deposits will be received in 1996.

     Although the loss for the year ended December 31, 1995 ($958,841) is larger than the loss in the year ended December 31, 1994 ($170,419), the 1995 loss includes an Accounts Receivable write off of $992,384 which is a non cash expense and does not effect the Company's cash for current period


cash flow reporting purposes. The write off reduces cash by the amounts the company would have received had the receivables been collected or collectable.

     Net cash used in operations during the year ended December 31, 1995 increased to $182,156 compared to $58,849 in the year ended December 31, 1994. This resulted primarily from the receivables write offs, the reduction of Customer deposits and expensing of prepaid commissions because of the delivery of the phase one equipment package to Saudi Arabia.

     Accounts Receivable decreased in the year ended December 31, 1995 by $453,182. Accounts Receivable increased $306,896 in 1994. The decrease in Accounts Receivable in the year ended December 31, 1995, is the net result of the write off $627,385 categorized as a current receivable and the addition of $174,203 from 1995 sales transactions. In Addition to the current Asset receivables the Company had recorded $$326,249 as a Receivable under "Other Assets". This Receivable was also written off. Customer deposit increased $488,938 in the year ended December 31, 1994 because of the receipt of the deposit for the Saudi Arabia order. Customer deposits were reduced $244,464 in 1995 with the application of that amount to revenue because of the delivery of the first phase of the project. Prepaid commissions were expensed in the year ended December 31, 1995, also, because of the delivery of the first phase of the Saudi project.

     Liquidity was unaffected by a sale to a German company as the cash received roughly equaled the disbursement for cost of sales.

     Because of the larger net loss, minority interest was reduced by $172,679 during the year ended December 31, 1995 compared to a reduction of $28,403 during 1994.

     The receipt of loan proceeds of $273,158 during the year ended December 31, 1995 allowed for a decrease in Accounts Payable of $136,579. Accounts Payable had increased $385,674 in the year ended December 31, 1994 when there was no comparable loan account.

     Arrangements have been made for further borrowing during 1996. The Company received a loan in the year ended December 31, 1995 of $273,158 from a non US lender. The debt is due December 31, 1997 and is at an interest rate of 16.67%. The Company has arranged, should the need arise, that it will be able to borrow a like amount during 1996 at the same interest rate and due date. There are no restrictive covenants associated with this loan. The purpose of the loan was to cover shortages in working capital. It is anticipated the loan will be paid from working capital generated from future period sales.

     While Eurectec desires to maintain the exclusive marketing rights, management believes that Eurectec could continue to operate without the exclusive marketing license. It bases this belief on the success to date which Eurectec has had in making sales in areas outside the exclusive territory, the close working relationship that has been developed with CISAP, the specialized nature of the industry, and the industry recognition Eurectec has achieved through participation in trade shows and industry gatherings during the past three years.



     The benefit of the SMS agreement is that it diversifies Eurectec's rubber recycling product line which in turn significantly decreases the Company's dependence on CISAP equipment sales. At this time, Eurectec's relationship with CISAP is positive, and it intends to continue selling the CISAP granulating equipment as its primary line of tire recycling equipment. The Company also intends to focus its sales efforts on SMS products, particularly its mixers, presses and molds for producing after-market products. The Company believes that the SMS equipment gives Eurectec a competitive advantage by enabling Eurectec to offer a complete line of tire recycling equipment to produce crumb rubber and a complete line of equipment to manufacture several after-market products from the recycled rubber.

     The Company has no material commitments for capital expenditures.


RESULTS OF OPERATIONS

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995, AND THE YEAR ENDED DECEMBER 31, 1994.

     Revenue for the year ended December 31, 1995 was $2,334,790. This is a $765,830 or 48% increase over the revenues of $1,568,960 generated in the year ended 1994. This change is the result of increased sales volume, consisting of phase one of the Saudi project and the German sale. The Company's sales are recorded only when the equipment is shipped and title passes to the buyer. Typical sales are by letter of credit, with the funds being released by the bank when the equipment is placed on the ship. The Company's projects lend themselves to large, periodic revenue generation rather than smaller amounts over smaller periods of time. Almost all of the Company's sales were shipped and recorded during the fourth quarter of 1995.

     Cost of Sales consists of the equipment wholesale costs to the Company plus freight and insurance, which are billed to the client. The increase in equipment sales in the year ending December 31, 1995, results in an increased cost of sales compared to 1994. Different ancillary pieces of support equipment carry differing profit margins, but changes in support equipment configurations are not sufficient as to constitute a change in product mix as they merely support the company's line of tire granulators.

     Commission expense for the year ended December 31, 1995 of $329,960 exceeded the 1994 expense of $113,000 by $216,960. This is due to the increased sales and higher commission rates to secure the sales.

     Travel expenses in the year ended December 31, 1995 exceeded 1994 by $32,980. ($45,468 in 1995 vs. $12,288 in 1994). This was due to the
efforts of completing the Saudi Arabia sale, customer service prior years sales and an increased domestic sales effort.

     Because of the opening of the Canadian licensee's plant, the need for the Eurectec, Inc. demonstration facility in Wilmington, Ca was reviewed during the first quarter of 1995. The decision was made to close the

facility and move the Company offices to a small office in an office building rather than using a portion of the demonstration plant. This move took place at the end of March, 1995. As a result of the move, leasehold improvements were abandoned and abandonment expenses of $10,000 we recorded during the three months ended March 31, 1995. The physical relocation was accomplished with Company personnel at minimum incremental costs. Such costs were under $2,000.

     Occupancy related expenses were reduced as a result of the redefined space needs. Office expense of $23,846 in the year ended December 31, 1995 are a reduction of $11,587 (32%) from the 1994 expense of $35,433. Rent and Utility expenses were reduced from $98,170 in the year ended December 31, 1994 to $57,221 in 1995. Administrative expense was reduced 47% from the 1994 level of $131,700 to $69,301 in the year ended December 31, 1995 due primarily to reduction in administrative staff from 3 people in 1994 to the use of contract services from an outside agency throughout the last three quarters of 1995.

     The use of outside consultants was reduced during 1995 and the expense reduced from $274,478 in 1994 to $164,178 in 1995. Outside consultants were used for production, marketing and finance and accounting during 1994 and for marketing and accounting in 1995.

     Interest expense was increased during 1995 by $27,871 ($69,617 vs. $41,746) due to the loan arrangements and borrowing completed during 1995.

     During the quarter ended June 30, 1995, the Company restructured its relationship with its Canadian licensee. Due to change in ownership, the objectives of the Canadian group also changed. The Company agreed to cancel the outstanding Accounts Receivable for the Canadian license in return for the return of the license rights to the Company. The Company also agreed to cancel the Accounts Receivable equipment balance in return for an equity interest in the Canadian company. Because the valuation of the equity interest is immaterial and of uncertain value, the Company choose to write of the entire receivable rather than establish an asset of uncertain income generation potential.

     During the year ended December 31, 1994, the Company sold and delivered an minimum equipment package (Granulator, Shredder and conveyor only) to a customer in mainland China. Ninety percent of the purchase price was release under the terms of the letter of credit at the time of shipment. The final 10% was to be released subsequent to installation.
Due to communication difficulties about the tire and misunderstandings, the client has refused to release the balance and the letter of credit has expired. The Company wrote off the balance of $98,136 during the year ended December 31, 1995 as uncollectible.

     During the three months ended June 30, 1995, the Company was able to sell half of it's interest in Texas Securities, Inc. The Company had written off this holding in 1993, when Texas Securities filed for Chapter 7 liquidation under Federal bankruptcy law. A group of investors, of which the Company is not a party, have challenged the proceedings and wished to consolidate the ownership of the Texas Securities, Inc. shares. The Company retained the balance of its interest in the hope of benefiting from this


effort in excess of the $12,500 received. Only the cash receipt for the portion sold was recognized as the value of the remaining portion is uncertain.


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1994, AND THE YEAR ENDED DECEMBER 31, 1993.

     For the year ended December 31, 1994, the Company had revenue of $1,568,960. This revenue consisted of sales of equipment to China and Canada ($1,398,960), sale of a licenses for the State of Utah ($120,000) and a forfeiture of a deposit from Mexico ($50,000). Revenue for the year ended December 31, 1993 was $745,712, which was from the sale of the territorial license for Canada. Cost of Sales of $980,549 in 1994 relate to the equipment sales only. No comparable cost was incurred in 1993 due to the sales being an intangible.

     Commission expenses of $113,000 were incurred in 1994 from the equipment sales. No comparable expense was incurred in the year ended December 31, 1993 as the license sale was generated by a company officer who was not paid a commissions.

     Depreciation Expense increased in the year ended December 31, 1994 due to the leasehold improvements in the Eurectec, Inc. demonstration facility opened in 1993 and to the additions to furniture and fixtures for that facility in 1993 and 1994. Depreciation expense was $16,535 in 1994 compared to $10,454 in 1993.

     Occupancy related expenses related to the demonstration facility also increased in the year ended December 31, 1994 compared to the year ended December 31, 1993. Office expenses increase from $31,774 in 1993 to $35,433 in 1994. Rent and Utility expense increased from $42,151 in 1993 to $98,170 in 1994. Administrative expense increased to $131,700 for 1994 compared to $66,907 in 1993.

     Consultant expense increased in the year ended December 31, 1994 from $78,191 in 1993 to $274,478. This increase was due to increased use of consultants and the placing of three individuals on retainer to secure almost full time use of their services in the fields of marketing, plant operations and accounting and finance.

     Interest expense increased from $22,684 in the year ended December 31, 1993 to $41,746 in the year ended December 31, 1994 due to the 1993 refinancing of the Company' property in Florida.


ITEM 3. DESCRIPTION OF PROPERTY

     On June 25, 1996 the Company entered into a new lease agreement to lease an industrial condominium in a multi-tenant building for use as its principal executive office. The Company will pay $3281.00 per month in return for 4,495 square feet. The building is located at Park Irvine Business Center, 14771 Myford Road, Building B, Tustin, California 92780. Prior to entering the lease, the Company had been leasing space in an


executive office complex and space in a storage facility on a month to month basis. The new space the Company is leasing is sufficiently large to accommodate all of its administrative and storage needs.

     On March 25, 1991, the Company issued 250,000 shares of common stock, restricted pursuant to Rule 144, to an unrelated third party to purchase a residence and a boat house at 900 N.E. 78th Street, Miami, Florida. The residence was constructed in 1936 and is assessed by Dade County as having a value of $250,000. The property is currently subject to a mortgage. The Company used the house as its corporate headquarters when it was based in Miami. The Company sold the Miami property because it was no longer needed. The Company sold the house to an unrelated third party. A term of the sale was that the Company purchase the adjoining lot from its current owner and sell that lot along with the property owned by the Company to the third party. The Company acquired the lot in early 1996, in an arms-length transaction with an unaffiliated third party. The Company paid $65,000 for the lot, which was its fair market value. The purchaser paid $382,500 for the Company's property and the adjoining lot, this price is in accord with the fair market value of the combined properties. The sale of the property closed on February 19, 1996 and the Company has received the full purchase price from the buyer.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth as of April 18, 1996, the name and the number of shares of the Registrant's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 9,456,696 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of   Amount and Nature of            Beneficial       Percentage
Class      Name of Beneficial Owner        Ownership        of Class
_____________________________________________________________________
Common     Ehrenfried Liebich              4,074,363        43.1%
           Park Irvine Business Center
           14771 Myford Road, Building B
           Tustin, CA  90744

Common     Keith J. Fryer                  10,000(1)         0.1%
           Park Irvine Business Center
           14771 Myford Road, Building B
           Tustin, CA 90744

Common     John F. Pope                    131,000(2)        1.4%
           Park Irvine Business Center
           14771 Myford Road, Building B
           Tustin, CA 90744


Common     Dr. Markus J. Lenger                  0           0.0%
           Park Irvine Business Center
           14771 Myford Road, Building B
           Tustin, CA 90744
___________________________________________________________________________
Common     Officers, Directors and
           Nominees                        4,215,636        44.6%
           as a Group:
___________________________________________________________________________

           (1) These shares are owned by Keith Fryer Associates
California, Inc. Mr. Fryer is the owner operator of that business and is deemed to be the beneficial owner of these shares.

           (2) Mr. Pope's total shares includes 106,000 shares held of record by Parallex Capital Corporation which he may be considered to be a beneficial owner.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth as of December 31, 1995, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

NAME                AGE       POSITION       DIRECTOR OR OFFICER SINCE
Ehrenfried Liebich  53        President      March 1989
                              Director       March 1989

Keith J. Fryer      46        Vice President March 1995
                              Director       March 1995

John F. Pope        53        Vice President January 1991
                              Secretary      January 1991
                              Treasurer      January 1991
                              Director       March 1989

Markus J. Lenger    31        Vice President October 1995
___________________________________________________________________________

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

     Set forth below is certain biographical information regarding each of the Company's executive officers and directors:

Ehrenfried Liebich is the President and a Director of the Company. Mr. Liebich first became involved with the Company in March 1989. Mr. Liebich was born and educated in Germany. After his formal secondary education in Germany he joined the Merchant Marine, which he left as a Ship's Officer with the Court Line, London, U.K. Mr. Liebich immigrated to Canada in 1965 where he started various businesses in the areas of real estate, investment, chemical distribution and electronics. In March of 1989 he became the President, a Director and controlling shareholder of the Company. Mr. Liebich is not currently employed in any other business.
Keith J. Fryer is a Vice President and a Director of the Company. Mr. Fryer first became involved with the Company in August 1992. Mr. Fryer was educated in England and graduated from the Cheshire College of Further Education. He also studied at several UK colleges of management and became a member of the Institute of Marketing London in 1974. He has been a member of the Marketing Society London since 1989. He is also a life member of the Wig & Pen Club, The Strand, London. Mr. Fryer successfully operates Keith Fryer Associates England, a business he formed in 1986, that provides consulting services in various business areas. In 1992, Mr. Fryer also established Keith Fryer Associates California, Inc. Mr. Fryer became a Vice President and Director of the Company in March 1995. Mr. Fryer is not currently employed in any other business.

John F. Pope is the Secretary, Treasurer, a Vice President and a Director of the Company. Mr. Pope first became involved with the Company in March 1989. Mr. Pope received a B.S. degree in business administration from Seton Hall University in 1963. He has also done post-graduate study at New
York University and University of Miami.   Mr. Pope has been certified as a
Certified Management Accountant by the Institute of Management Accountants. From November 1987 through January 1991, Mr. Pope was self-employed as an independent financial consultant to various public and private companies. Mr. Pope became a Company Director in March 1989. He became the Secretary, Treasurer and a Vice President of the Company in January 1991. In addition to his duties as an officer and director of the Company, to which Mr. Pope dedicates approximately 20 hours a week, Mr. Pope continues to operate his independent financial consulting firm, John F. Pope, Inc., which he founded in 1991.

Dr. Markus J. Lenger became a Company Vice President in October 1995. Dr. Lenger first became involved with the Company in October 1995. Dr. Lenger received a B.S. in electronic engineering from The University in St. Gallen Switzerland. He also has a Doctorate degree in high energy physics from the Max Plank Institute in Munich, Germany. Dr. Lenger was a Vice President of Research and Development for Green Earth Technologies from September 1993 to May 1995. He was also a Vice President of Research and Development with BioVersal from January 1989 to November 1991. Dr. Lenger has eight years experience in developing bioremediation technologies. His technologies have been used in Europe to successfully decontaminate more than 600,000 tons of highly contaminated soil. Dr. Lenger also spent eight months in Valdez, Alaska during the Exxon Valdez oil spill where he developed systems for waste water processing, soil remediation and biological mixed surfactant systems. Dr. Lenger was self-employed during the eight months he spent in Alaska. Dr. Lenger is not currently employed in any other business.

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor
offenses);                          15

     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (I) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii)  engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

     COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     The Company is not subject to the requirements of Section 16(a) of the Exchange Act.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1995, the end of the Registrant's last completed fiscal year).



                        SUMMARY COMPENSATION TABLE

                              Annual Compensation
Name and Principal                                               Other Annual
Position                        Year    Salary     Bonus         Compensation
-----------------------        ------  --------   -------       -------------
Ehrenfried Liebech             1995        -0-       -0-               -0-
President/Director             1994        -0-       -0-               -0-
                               1993        -0-       -0-               -0-

John F. Pope (2)               1995        -0-       -0-               -0-
Vice President/Secretary       1994        -0-       -0-               -0-
Treasurer/Director             1993        -0-       -0-               -0-

Gayle Hicock                   1995        -0-       -0-               -0-
Vice President                 1994        -0-       -0-               -0-
                               1993        -0-       -0-               -0-

Keith J. Fryer                 1995        -0-       -0-               -0-
Vice President                 1994        -0-       -0-               -0-
                               1993        -0-       -0-               -0-
                                             Long Term Compensation
                            Awards             Payouts
                        Restricted
                             Stock   Options/     LTIP    All Other
                            Awards      SARs    Payout Compensation
                         ----------  -------- -------- -------------
Ehrenfried Liebech             -0-       -0-       -0-          -0-
President/Director             -0-       -0-       -0-          -0-
                               -0-       -0-       -0-          -0-

John F. Pope                   -0-       -0-       -0-    $31,400(3)
Secretary/Director             -0-       -0-       -0-     60,000(4)
Vice President/Director        -0-       -0-       -0-          -0-

Gayle Hickok                   -0-       -0-       -0-          -0-
Vice President                 -0-       -0-       -0-     12,000(5)
                               -0-       -0-       -0-          -0-

Keith J. Fryer                 -0-       -0-       -0-     77,950(6)
Vice President                 -0-       -0-       -0-          -0-
                               -0-       -0-       -0-          -0-

(3) Mr. Pope provided consulting services to the Company through his private consulting business, John F. Pope, Inc. Mr. Pope was paid this money for accounting and financial services he provided to the Company, which corresponds to the business areas for which he is responsible as a Company officer. Due to the uncertain nature of the Company's cash flow, and its desire to avoid burdensome fixed costs, the Company pays no salary to its officers, rather, each officer provides services on an as needed basis and is compensated as an independent contractor for those services. By structuring compensation in this manner, the Company feels it avoids burdensome salary responsibilities when Mr. Pope's services are not required and limits his compensation to services rendered. The Company believes it to be in its best interest to remunerate Mr. Pope, and its other officers, for their services in this manner. When cash flow so justifies, the Company anticipates that it will employ Mr. Pope, at which time he will no longer be compensated as an independent contractors. For the time being, however, Mr. Pope and the other Company officers will not be employed by the Company and will not be paid salaries by the Company. The services provided by Mr. Pope to the Company were provided on terms at least as favorable as could have been negotiated with an independent party.

     (4) See footnote 3.

     (5) Mr. Hicock provided various services to the Company and this money was paid directly to Mr. Hicock for those services. This money was paid to him as an independent contractor and not as a salary for services rendered by Mr. Hicock in his capacity as an officer of the Company. As stated above, due to the uncertain nature of the Company's cash flow, and its desire to avoid burdensome fixed costs, the Company pays no salary to its officers, rather, each officer provides services on an as needed basis and is compensated as an independent contractor for those services. By structuring compensation in this manner, the Company feels it avoids burdensome salary responsibilities when the services of a particular officer are not needed and limits executive compensation to services rendered. The Company believed it to be in its best interest to compensate Mr. Hickok for his services in this manner. These services were provided to the Company on terms at least as favorable as could have been negotiated with an independent party.


     (6) Mr. Fryer provided consulting services to the Company through his private consulting business, Keith Fryer Associates California, Inc. Mr. Fryer was paid this money for sales and marketing services he provided for the Company, which corresponds to the business areas for which he is responsible as a Company officer. Due to the uncertain nature of the Company's cash flow, and its desire to avoid burdensome fixed costs, the Company pays no salary to it officers, rather, each officer provides services on an as needed basis and is compensated as an independent contractor for those services. By structuring compensation in this manner, the Company feels it avoids burdensome salary responsibilities when Mr. Fryer's services are not required and limits his compensation to services rendered. The Company believes it to be in its best interest to remunerate Mr. Fryer in this manner. When cash flow so justifies, the Company anticipates employing Mr. Fryer, at which time he will be paid a salary and will no longer be compensated as an independent contractor. For the time being, however, Mr. Fryer and the other Company officers will not be employed by the Company and will not be paid salaries by the Company. The services rendered by Mr. Fryer were provided to the Company on terms at least as favorable as could have been negotiated with and independent party.

CASH COMPENSATION

     None.

BONUSES AND DEFERRED COMPENSATION

     None.

COMPENSATION PURSUANT TO PLANS

     None.

PENSION TABLE

     None

OTHER COMPENSATION

     None.

COMPENSATION OF DIRECTORS

     None.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENT

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a changing in control of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On December 31, 1995 the Company borrowed directly from Ehrenfried Liebich an amount equaling $58,701. The loan is non-interest bearing and is payable on demand. Mr. Liebich is the President, a Director and a beneficial owner of more than 5% of the Company's outstanding Common Stock. All of these funds were utilized to provide the Company with needed working capital. This loan was made on terms at least as favorable as terms the Company could have negotiated with an independent third party.

     Keith Fryer provided consulting services to the Company through Keith Fryer Associates California, Inc., his private consulting business. Mr. Fryer is a Company Vice President and a Director. Keith Fryer Associates California was paid $77,950 for consulting services rendered by Keith Fryer during 1995. These services were provided on terms at least as favorable as could have been negotiated with an independent third party. See the fourth footnote to the Summary Compensation Table for more details.

     John Pope provided consulting services to the Company through his private consulting business John F. Pope, Inc. Mr. Pope is a Company Vice President, the Secretary and Treasurer and a Director. John F. Pope, Inc., was paid $31,400 for accounting and financial services which John Pope rendered during 1995. These services were provided on terms at least as favorable as could have been negotiated with an independent third party. See the first footnote to the Summary Compensation Table for more details.


ITEM 8. DESCRIPTION OF SECURITIES.

     The Company is presently authorized to issue 50,000,000 shares of $.001 par value Common Stock. All Shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

     Holders of Shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any Shares.

     The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining Shares aggregating less than 50% will not be able to elect any directors.


                                  PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's common stock is listed in the "Pink Sheets" published by the National Quotation Bureau, Inc. ("NQB"), under the symbol "QTMG". As of April 18, 1996, the Company had 264 shareholders holding 9,456,696 shares of common stock. Of the issued and outstanding common stock, 2,213,749 are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has never declared a dividend on its Common Stock.

     The published bid and ask quotations for the previous two fiscal years and the first quarter of 1996 are included in the chart below. These quotations represent prices between dealers and do not include retail markup, markdown or commissions. In addition, these quotations do not represent actual transactions.

                                     BID PRICES              ASK PRICES
-----------------------------------------------------------------------------
1996                                  HIGH          LOW        HIGH        LOW
Jan. 2 thru
Mar. 29                               7/16         1/16         7/8        5/8
-------------------------------------------------------------------------------
Apr. 1 thru
Mar. 29                               3/16          1/8         3/4        3/4
-------------------------------------------------------------------------------
July 1 thru
Sept. 6                                1/8          1/8         3/4        3/4
-------------------------------------------------------------------------------
1995
-------------------------------------------------------------------------------
Jan. 3 thru
Mar. 31                                1/4          1/8         7/8        1/2
-------------------------------------------------------------------------------
Apr. 3 thru
June 30                               3/16         1/16       13/16        5/8
-------------------------------------------------------------------------------
July 3 thru
Sept. 29                              3/16         1/16       13/16       9/16
-------------------------------------------------------------------------------
Oct. 2 thru
Dec. 29                               3/16         1/16       13/16       7/16
-------------------------------------------------------------------------------
1994
-------------------------------------------------------------------------------
Jan. 3 thru
Mar. 31                        Not Trading
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Apr. 1 thru
Apr. 14                        Not Trading
------------------------------------------------------------------------------
Apr. 15 thru
June 30                              1 3/8          1/2           2      1 1/4
--------------------------------------------------------------------------------
July 1 thru
Sept 30                                3/4          1/8       1 1/2        3/4
------------------------------------------------------------------------------
Oct. 3 thru
Dec. 30                                3/8         1/16       1 3/8        1/2
-------------------------------------------------------------------------------

     On March 25, 1991, the Company granted stock options to acquire 500,000 shares of its common stock at $1.00 per share to its officers and other related parties. These options expire five years from the date of issuance. As of December 31, 1995, none of the options had been exercised. As of the date of this filing, all of the options expired unexercised.

ITEM 2.   LEGAL PROCEEDINGS.

     None.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following persons acquired shares of common stock of the Registrant in transactions exempt from registration under section 4(2) of the Securities Act of 1933. The Registrant did not pay any sales commissions or discounts to any person for the cash sales of any shares. All shares were sold in isolated private transactions not involving any public solicitation or offering.

DATE      NAME                NUMBER OF SHARES    CONSIDERATION
02-12-93  Seemonger, N.V.     418,806        SPI Shares (1)
09-17-93  Diaji Yamada         60,000        $50,000.00 (2)
10-18-94  Mike Holt            12,000        Services   (3)

     (1) The Company issued these shares to acquire all of the outstanding shares of Safety products Innovations, Ltd., ("SPI") a British corporation which, at the time of acquisition, was marketing a line of home, auto, and personal alarms. Shortly after the acquisition the Company discontinued SPI's operations.

     (2) These shares were sold at a share price of $8.33 per share. No sales commissions of underwriting discounts were paid. These securities were sold pursuant to Section 4(2) of the Securities Act which provides a private placement exemption for the sales of securities to persons who are sophisticated investors or whoa re sufficiently acquainted with the Company to fend for themselves. Mr. Diaji is such a person.

     (3) The Company issued 12,000 shares to Mike Holt in lieu of payment for services he rendered to the Company. The shares were issued to him for at $1.00 per share.

                                      21

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     There are no provisions in the Nevada corporation law or the Articles of Incorporation of the Registrant requiring the corporation to indemnify any of the Registrant officers and directors. The by-laws of the registrant provide for indemnification as follows:

       No officer or director shall be personally liable for any obligations arising out of any acts or conduct of said officer or director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a director or officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of any action alleged to have been heretofore or hereafter taken or omitted to have been taken by him as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; including power to defend such person from all suits as provided for under the provisions of the Nevada Corporation Laws; provided, however that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing so to do in reliance upon the advice of counsel.

          The indemnification herein provided shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

                           THE QUANTUM GROUP, INC.
                               AND SUBSIDIARIES


                             FINANCIAL STATEMENTS

                              DECEMBER 31, 1996
                                      &
                              DECEMBER 31, 1995


/Letterhead/               Darrell T. Schvaneveldt
                         Certified Public Accountant
                        275 E. South Temple, Suite 300
                          Salt Lake City, Utah 84111
                                (801) 521-2392

Darrell T. Schvaneveldt C.P.A.



                         Independent Auditors Report
                         ---------------------------

Board of Directors
The Quantum Group, Inc., and Subsidiaries

     I have audited the accompanying balance sheets of The Quantum Group, Inc., and Subsidiaries, as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of The Quantum Group, Inc., and Subsidiaries, as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1996, 1995, and 1994, in conformity with generally accepted accounting principles.



/s/ Schvaneveldt & Company
Salt Lake City, Utah
March 27, 1996


                   The Quantum Group Inc., and Subsidiaries
                                Balance Sheets
                         December 31, 1996 and 1995

                                              December      December
                                              31, 1996      31, 1995
                                           ------------  ------------
                      ASSETS

CURRENT ASSETS

   Cash                                    $     6,602   $    26,140
   Accounts Receivable                         204,522       179,963
   Inventory                                   490,579       490,579
   Deposit on Inventory                            -0-       424,820
   Notes Receivable                                -0-        83,960
                                           ------------  ------------
       Total Current Assets                    701,703     1,205,462

PROPERTY & EQUIPMENT

   Furniture & Fixtures                         10,651        10,693
   Residential Property                            -0-       236,586
   Vehicles                                        -0-         2,248
   Equipment                                   170,144           -0-
                                           ------------  ------------
       Total Property & Equipment              180,795        249,527

OTHER ASSETS

   Accounts Receivable                             -0-       254,221
   Loan Receivable                                 -0-        38,750
   Investments                                     -0-         6,250
   Cash Pledged                                  5,122           -0-
   License Rights                              464,377           -0-
   Deposit                                       3,281           661
   Tax Benefit Deferred                             80            80
                                           ------------  ------------
       Other Assets                            472,860       229,962
                                           ------------  ------------
       TOTAL ASSETS                        $ 1,355,358   $ 1,754,951
                                           ============  ============



  The accompanying notes are an integral part of these financial statements

                   The Quantum Group Inc., and Subsidiaries
                          Balance Sheets -Continued-
                         December 31, 1996 and 1995

                                              December      December
                                              31, 1996      31, 1995
                                           ------------  ------------
     LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accrued Expenses                        $   158,822   $   226,886
   Accounts Payable                            205,332       476,379
   Due Officers                                151,152        58,701
   Customer Deposits                               -0-       244,474
   Capitalized Lease Payable                       -0-        16,741
   Current Maturities                          785,197       268,835
                                           ------------  ------------
       Total Current Liabilities             1,300,503     1,292,016

LONG TERM LIABILITIES

   Note Payable - Machinery                    170,519           -0-
   Note Payable - Technology                   347,547           -0-
   Note Payable                                267,131       266,871
   Vehicle Note Payable                            -0-         4,781
   Mortgage Payables                               -0-       165,000
   Less Current Maturities                    (785,197)     (268,835)
                                           ------------  ------------
       Total Long Term Liabilities                 -0-       167,817

   Minority Interest in Subsidiary              84,739        97,782

STOCKHOLDERS' EQUITY

   Common Stock 50,000,000 Shares
     Authorized; Par Value of $0.001
     Per Share
   9,456,696 Shares Issued                       9,457         9,457
   Paid In Capital                           1,678,363     1,676,763
   Accumulated Deficit                      (1,717,704)   (1,488,884)
                                           ------------  ------------
       Total Stockholders' Equity              (29,884)      197,336
                                           ------------  ------------
       TOTAL LIABILITIES &
       STOCKHOLDERS' EQUITY                $ 1,355,358   $ 1,754,951
                                           ============  ============

  The accompanying notes are an integral part of these financial statements

                   The Quantum Group Inc., and Subsidiaries
                           Statements of Operations
            For the Years Ended December 31, 1996, 1995 and 1994

                                      December      December      December
                                      31, 1996      31, 1995      31, 1994
                                   ------------  ------------  ------------
REVENUES

   Equipment Sales                 $ 2,872,679   $ 2,679,790   $ 1,398,960
   License Sales                        35,000           -0-       120,000
   Other Income                            -0-           -0-        50,000
                                   ------------  ------------  ------------
       Total Revenues                2,907,679     2,679,790      1,568,960

       Cost of Sales                 1,895,468     1,688,947       980,549
                                   ------------  ------------  ------------

       Gross Profit                  1,012,211       990,843       588,411

EXPENSES

   Commission                          195,077       329,960       113,000
   Depreciation                         22,926        14,342        16,535
   Amortization                         33,169           -0-           113
   Travel                               67,586        45,468        12,488
   Professional Fees                    68,147        46,925        63,566
   Office                               21,546        23,846        35,433
   Rent & Utilities                     83,103        57,221        98,170
   Administrative Expenses              87,283        69,301       131,700
   Consultant Fees                     265,375       164,178       274,478
   Interest                             88,161        69,617        41,746
   Accounts Receivable
    Written Off                        376,931       953,634           -0-
   Foreign Currency
    Translation                         (6,344)          532           -0-
                                   ------------  ------------  ------------
       Total Expenses                1,302,960     1,775,024       787,229
                                   ------------  ------------  ------------
       Net Profit or (Loss)
       From Operations                (290,749)     (784,181)     (198,818)


  The accompanying notes are an integral part of these financial statements

                   The Quantum Group Inc., and Subsidiaries
                     Statements of Operations -Continued-
            For the Years Ended December 31, 1996, 1995 and 1994

                                      December      December      December
                                      31, 1996      31, 1995      31, 1994
                                   ------------  ------------  ------------
OTHER INCOME & (EXPENSES)

   Interest Income                 $       122   $       -0-   $       -0-
   Gain on Sale of Residence            38,327           -0-           -0-
   Loss on Investment                   (6,250)          -0-           -0-
   Sale of Securities
    Previously Written Off                 -0-        12,500           -0-
   Asset Abandonment                       -0-       (10,500)          -0-
   Income - Capital Lease               16,741           -0-           -0-
                                   ------------  ------------  ------------
       Total Other Income
       & (Expense)                      48,940         2,000           -0-
                                   ------------  ------------  ------------
       Net Profit or (Loss)           (241,809)     (782,181)     (198,818)
                                   ------------  ------------  ------------
   Taxes & Minority Interest
     Minority Interest                  12,989       122,621        28,399
     Provisions for Taxes -
      Current                              -0-        34,785           -0-
     Provisions for Taxes -
      Deferred                             -0-            80           -0-
                                   ------------  ------------  ------------
       Total Taxes &
       Minority Interest                12,989       157,486        28,399
                                   ------------  ------------  ------------
       Net Profit or (Loss)        $  (228,820)  $  (624,695)  $  (170,419)
                                   ============  ============  ============
       Net Profit or (Loss)
       Per Share                          (.02)         (.07)        (.02)

   Weighted Average Shares
   Outstanding                       9,456,696     9,456,696     9,456,696

   Diluted Net Profit
   Per Share                               N/A           N/A            N/A

   Weighted Average Shares
   and Options Outstanding                 N/A           N/A            N/A

  The accompanying notes are an integral part of these financial statements

                  The Quantum Group, Inc., and Subsidiaries
                      Statements of Stockholders' Equity
                  From January 1, 1994 to December 31, 1996

                                 Common Stock        Paid In   Accumulated
                                 Stock   Amount      Capital       Deficit
                           --------------------------------------------------
Balance,
January 1, 1994              9,444,696 $  9,445  $ 1,664,775   $  (693,770)

Shares Issued for
Commission in
Lieu of Cash                    12,000       12       11,988

Loss for
Year Ended
December 31, 1994                                                 (170,419)
                           --------------------------------------------------
Balance,
December 31, 1994            9,456,696    9,457    1,676,763      (864,189)

Loss for
Year Ended
December 31, 1995                                                 (624,695)
                           --------------------------------------------------
Balance ,
December 31, 1995            9,456,696    9,457    1,676,763    (1,488,884)

Contributed
Capital                                                1,600

Profit for
Year Ended
December 31, 1996                                                 (228,820)
                            -------------------------------------------------
Balance,
December 31, 1996            9,456,696 $  9,457  $ 1,678,363  $ (1,717,704)
                            =================================================

  The accompanying notes are an integral part of these financial statements

                  The Quantum Group, Inc., and Subsidiaries
                          Statements of Cash Flows
            For the Years Ended December 31, 1996, 1995 and 1994

                                              1996          1995         1994
                                       ------------  ------------ ------------
CASH FLOWS FROM
OPERATING ACTIVITIES
 Net Profit or (Loss)                  $  (228,820)  $  (624,695) $  (170,419)
 Adjustments to Reconcile Net
  Profit or (Loss) to Net Cash:
   Write Off Investment                      6,250           -0-          -0-
   Write Off Loan Receivable                38,750           -0-          -0-
   Write Off Long Term Receivable          338,181           -0-          -0-
   Amortization & Depreciation              56,095        14,342       16,648
   Foreign Currency Remeasurement           (6,344)          -0-          -0-
  Non Cash Income                          (16,741)          -0-          -0-
  Non Cash Expenses                            -0-           -0-       12,000
  Gain on Sale TSI Stock                       -0-       (12,500)         -0-
  Loss on Abandonment of Asset                 -0-        10,500          -0-
  Reserve for Discontinued Operations          -0-           -0-      (25,000)
  Minority Interest                        (12,989)     (122,621)     (28,403)
 Changes in Operating Assets
  & Liabilities:
  (Increase) Decrease in
   Accounts Receivable                     (24,559)      453,182     (306,896)
  (Increase) Decrease in Inventory             -0-        12,900        1,535
  (Increase) Decrease in
   Deposit on Inventory                    424,820           -0-     (150,000)
  Decrease (Increase) in
   Long-Term Accounts Receivable               -0-       (11,932)         -0-
  Decrease (Increase) in
   Long-Term Loan Receivable                   -0-         7,816       (7,816)
  (Increase) Decrease in
   Prepaid Insurance                           -0-           984          974
  Decrease (Increase) in
   Prepaid Commissions                         -0-       273,500     (273,500)
  (Increase) Decrease in Deposits           (3,281)        8,335         (600)
  Increase (Decrease) in
   Accrued Expenses                        (68,034)      136,579       (1,984)
  Increase (Decrease) in
   Accounts Payable                       (271,047)      (49,217)     385,674
  (Decrease) Increase in Tax
   Payable - Current                           -0-       (34,785)         -0-
  (Decrease) Increase in
   Customer Deposits                      (244,464)     (244,464)     488,938
  Increase in Taxes Payable
   Deferred                                    -0-           (80)         -0-
  Increase in Cash Pledged                  (5,122)          -0-          -0-
  Rounding                                      (3)          -0-          -0-
                                       ------------  ------------ ------------
     Net Cash (Used) by
     Operating Activities                  (17,308)     (182,156)     (58,849)

  The accompanying notes are an integral part of these financial statements

                  The Quantum Group, Inc., and Subsidiaries
                    Statements of Cash Flows -Continued-
            For the Years Ended December 31, 1996, 1995 and 1994

                                              1996          1995         1994
                                       ------------  ------------ ------------
CASH FLOWS FROM INVESTING
ACTIVITIES

 Gross Proceeds from Sale
  TSI Stock                                    -0-        12,500          -0-
 Purchase of Equipment                    (182,295)          -0-          -0-
 Purchase of License Rights               (497,547)          -0-          -0-
 Sale of Residential Property              252,532           -0-          -0-
 Purchase of Furniture                     (11,086)          -0-       (3,684)
                                       ------------  ------------ ------------
     Net Cash Provided (Used)
     by Investing Activities              (438,396)       12,500       (3,684)

CASH FLOWS FROM FINANCING
ACTIVITIES

 Payment on Long Term Debt                (169,781)       (1,997)      (1,751)
 Increase (Decrease) in Notes
  Payable                                  511,896       266,871          -0-
 Increase (Decrease) in Amounts
  Due Officers                              92,451       (69,900)      58,545
 Contributed Capital                         1,600           -0-          -0-
                                       ------------  ------------ ------------
  Net Cash Provided by Financing
  Activities                               436,166       194,974       56,794
                                       ------------  ------------ ------------
     Increase (Decrease) in Cash           (19,538)       25,318       (5,739)

     Cash at Beginning of Period            26,140           822        6,561
                                       ------------  ------------ ------------
     Cash at End of Period             $     6,602   $    26,140  $       822
                                       ============  ============ ============
Disclosures from Operating
Activities:

 Interest                              $    88,161   $    69,617  $    41,746
 Taxes                                       8,675           -0-          -0-

Significant Non Cash Transactions:

 12,000 Shares Common Stock
  Issued to Pay Commissions            $       -0-   $       -0-  $    12,000



  The accompanying notes are an integral part of these financial statements


               The Quantum Group, Inc., and Subsidiaries
                     Notes to Financial Statements

NOTE #1 - CORPORATE HISTORY

The Company was organized on December 2, 1968, under the laws of the state of California, as Acqualytic Systems, Inc. The Company was suspended on June 1, 1971 for failure to comply with statutory laws of California. On June 15, 1989, the Company was reinstated after paying the applicable taxes and fees to the state of California. During the period of its suspension the Company transacted no business with the exception of its President, Mr. Frank Scoville, transferring stock previously issued to him to a number of other individuals. The Company acted as its own transfer agent.

Pursuant to an agreement of merger filed on June 27, 1989, in the state of Nevada, Acqualytic Systems, Inc., a California Corporation, merged with Country Maid, Inc., a Nevada Corporation. The Nevada Corporation was incorporated in the state of Nevada on June 13, 1988 and on June 30, 1989 Country Maid, Inc., filed applicable documents with the state of Nevada and received a Certificate of Reinstatement. Country Maid, Inc., was the survivor Corporation pursuant to the merger agreement. The surviving Corporation changed its name to Transcontinental Video Robotics, Inc., on June 27, 1989. On September 18, 1992, the name of the Company was changed to The Quantum Group, Inc.

During 1991, and 1992, the Company marketed electronic acupuncture devices and a complete line of nutritional supplements through franchised distribution centers. In December 1992, all operations of the subsidiary involved with the acupuncture devices and nutritional supplements were suspended. Losses incurred in these operations have been treated as operating losses in 1991 and 1992.

In 1992, the Company acquired rights to import and market equipment used
in the tire recycling industry.   The tire recycling operation is the
thrust of the Company's operations at December 31, 1996.   (See Note #11)

NOTE #2 - SIGNIFICANT ACCOUNTING POLICIES

(A)   The Company uses the accrual method of accounting.
(B) Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
(C) The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
(D) Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
(E)   Inventories:   Inventories are stated at the lower of cost,
determined by the FIFO method or market.

               The Quantum Group, Inc., and Subsidiaries
               Notes to Financial Statements -Continued-

NOTE #2 - SIGNIFICANT ACCOUNTING POLICIES -CONTINUED-

(F)   Consolidation Policies:    The accompanying consolidated financial
statements include the accounts of the company and its majority - owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.
(G)   Foreign Currency Translation / Remeasurement Policy:   The company
has no on site operations in foreign countries. All purchases and sales in foreign countries are concluded in American dollars. If at future dates assets and liabilities occur in foreign countries they will be recorded at historical cost and translated at exchange rates in effect at the end of the year. Income Statement accounts are translated at the average exchange rates for the year. Translation gains and losses shall be recorded as a separate line item in the equity section of the financial statements.
(H)   Depreciation:   The cost of property and equipment is depreciated
over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight line method for reporting purposes and for tax purposes.
(I) Issuance of Subsidiary's Stock: The Company has elected to accounts for shares issued by its subsidiary as an equity transactions.
(J)   Estimates:   The preparation of the financial statements in
conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

NOTE #3 - INVENTORY AND DEPOSITS

In November 1992, Eurectec, Inc., a subsidiary purchased a granulator compact 3000 machine from an Italian manufacturer for $605,000 (DM), or $379,577 (USD). In 1993, Eurectec, Inc., purchased equipment, paid import fees thereon, freight, and set up fees for an additional $125,437
(USD) bringing the inventory to $505,014 (USD) at December 31, 1993. In 1994, the Company received credit from the manufacturer adjusting the
total inventory to $503,479 (USD).   In 1995, the Company used a Model 66
Electric De-Beader machine with a cost of $12,900 (USD) to settle claims for consulting fees by a former employee.

In 1993, the Company deposited with CISAP (the Italian manufacturing firm) $274,820 (USD) for future purchases of equipment. This deposit was increased to $424,820 (USD) in 1994, and was used in 1996.

The inventory is subject to a Sheriff's lien placed in 1996, see Note #16 Litigation Matters. The inventory has also been committed to Atlanta Rubber Recyclers, Inc., See Note #19 Subsequent Events.

               The Quantum Group, Inc., and Subsidiaries
               Notes to Financial Statements -Continued-

NOTE #4 - NONCASH INVESTING AND FINANCING ACTIVITIES

Texas Securities, Inc.:

On December 6, 1990, the Company issued to Texas Securities, Inc., (TSI), 100,000 shares of its common stock, restricted as to Rule 144, for 1,000,000 shares of stock of TSI. At the date of the exchange TSI, was trading at $.25 to $.30 per share. Inasmuch as shares exchanged were restricted and the Company acquired approximately 9% of the shares outstanding. The shares received were valued at $75,000, which was approximately 9% of the book value of the stockholders' equity of TSI, as per their audited financial reports at year end July 31, 1990.

In 1991, the Company made adjustments reducing its investments in TSI, based upon the audited financial statements of TSI. In 1992, the Company's position in TSI, did not decline and no revaluation was made. In 1994, TSI filed bankruptcy in North District Bankruptcy Court of Texas. Because of the uncertainty created by the bankruptcy filing as a subsequent event, the Company has written off its entire investment in TSI.

In 1995, an unrelated party and a stockholder of TSI offered to buy the Company's shares in TSI to enhance his position for a lawsuit he sought
to bring against TSI.   The Company sold him 500,000 shares of the TSI
stock for $12,500.

Residential, Real Estate
Dade County, Florida:

Pursuant to an agreement dated March 25, 1991, the Company issued 250,000 shares of its common stock restricted, as to Rule 144 to an unrelated seller in consideration for a residence and a boat house in Miami, Florida. At the time of the exchange, shares of the Company were trading for $1.50 to $2.50 per share. The residence constructed in 1936 is assessed by Dade County, as having a value of $250,000. Other real estate valuation techniques were applied and found that similar properties were selling at approximately the same price or higher.

On February 16, 1996, the Company concluded provisions of the escrow agreement entered into in 1995, and sale of the residential property in Florida was concluded. As a term of the sale the Company purchased the adjoining lot from its current owner for $65,000 and sold it to the purchaser. The purchaser paid $382,500 for the company's property and the adjoining lot.

NOTE #5 - CAPITALIZED LEASE PAYABLES

During 1991, the Company purchased two copiers and a computer using the capital lease option method.

                                 Lease            Interest        Total
                                  Term      Cost    Factor   Obligation
                    Computer        48 $  10,450  $  5,419   $   15,869
                     Copiers        36     8,250     3,559       11,809
                       Total           $  18,700  $  8,978   $   26,678

                                  F-12
               The Quantum Group, Inc., and Subsidiaries
               Notes to Financial Statements -Continued-

NOTE #5 - Capitalized Lease Payables -Continued-

Lease obligations on these leases were as follows:

                        1993   $ 6,994
                        1994     7,628
                        1995     2,119
                       Total   $16,741

In 1992, the Company defaulted on the leases but retains the equipment, both lessors had demanded payment of the obligation, but have not pursued these demands.

Lease periods on both leases have expired and neither leasor has made any attempt to take possession of the equipment or filed any legal process. The Company believes neither leasor will and has chosen to write off the capitalized lease as other income.

NOTE #6 - Notes Payable

The Company has the following notes payable obligations.

                                                         1996         1995
                                                    ----------   ----------
Notes Payable to a Non U.S. Entity,
 Stated in US Dollars:
 No Collateral: Due December 31, 1997,
 Interest at 16.67%
 Original Note $273,158
 - Remeasurement for Foreign
 Currency Translation                               $ 267,131    $ 266,871

Notes Payable to an Auto Leasing Company,
 Monthly Payments for 36 Months of $176.13                -0-        4,781

Note Payable on Press Master Machine,
 Interest at 16.67%,  Due December 31, 1997,
 Original Note $171,029
 Remeasurement for Foreign Currency Translation       170,519          -0-

Note Payable on Purchase of Rubber
Product Technology  Due December 31, 1997,
No Interest, Purchased and
Payable in U.S. Dollars                               347,547          -0-

Mortgage Payable on Florida Residential Property,
Due January 9, 1999, Interest at 13.5%                    -0-      165,000
                                                    ----------   ----------
     Total Notes Payable                              785,197      436,652
     Less Current Obligation                          785,197     (268,835)
                                                    ----------   ----------
     Net Long Term                                  $     -0-    $ 167,817
                                                    ==========   =========

                   The Quantum Group, Inc., and Subsidiaries
                   Notes to Financial Statements -Continued-

NOTE #6 - NOTES PAYABLE -CONTINUED-

The Company borrowed funds from a non US entity. It received in quarterly installments Deutsche Marks of DM 411,381 these were translated to US $273,158 at the quarterly exchange rate. At December 31, 1995, the exchange rate was US $1.5415 for DM 1.00. The Company valued the note at its current US $ equivalent and realized in the statement of operations a translation gain of $6,287. The Company has recorded deferred taxes of $943 applicable to the translation gain.

NOTE #7 -  LEASE COMMITMENTS

     On July 15, 1996, the Company leased an office in Tustin, California. The lease requires a security deposit of $3,281, monthly payments of $4,101 and expires on July 14, 1997.

NOTE #8 - DEPRECIATION

The Company capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

Scheduled below are the assets, costs, lives, and accumulated depreciations at December 31, 1996 and December 31, 1995.

                        December 31,           Depreciation       Accumulated
                       1996      1995             Expense        Depreciation
Assets                 Cost      Cost   Life   1996     1995     1996    1995
------------------------------------------------------------------------------
Furniture
  & Fixture         $37,986   $37,103   5     $ 8,527  $ 7,421  $27,335 $26,410
Vehicles              8,994     8,994   3       2,248    2,998    8,994   6,746
Equipment           182,295       -0-   5      12,151      -0-   12,151     -0-
Leasehold
 Improvements          -0-              5         -0-      506      -0-     -0-
Residential
 Property              -0-   102,688   30         -0-    3,423      -0-  16,102
Residential
 Land                  -0-   150,000  ---         -0-      -0-      -0-     -0-
-------------------------------------------------------------------------------
     Totals        $229,275 $298,785          $22,926  $14,348  $48,480 $49,258
               ================================================================

NOTE #9 - NOTES RECEIVABLE

                                                              1995       1994
                                                         ---------- ----------
Notes Receivable from Sale of Equipment to A.
Geist of Hecklingen, Germany, $500,000 Deutsche
Marks Converted at $1.449, Payable $20,990 USD
Quarterly at 8% Interest Remeasured at December
31, 1995, at $1.4785                                     $ 338,181  $     -0-
                                                         ========== ==========
     Current Portion                                        83,960        -0-
     Long Term Receivable                                  254,221        -0-
                                     F-14
                   The Quantum Group, Inc., and Subsidiaries
                   Notes to Financial Statements -Continued-

NOTE #10 - COMPENSATION AGREEMENT

The Company has no agreements with its officers and directors to pay any compensation, except for reimbursement for out of pocket expenditures for activities on the Company's behalf.

The Company has no accrued vacation or other employee benefits that should be recognized as part of these statements.

NOTE #11 - LICENSE AGREEMENT

Eurectec, Inc., (a subsidiary) holds a license granted by CISAP, SpA (an Italian Corporation), which grants exclusive rights and license to technology and plant operations for tire recycling and recovery facilities in North and Central America. The Company's subsidiary Eurectec, Inc., has the right to sublicense the technology. Eurectec, Inc., has a sublicense in Utah.

During 1995, the Company restructured its relationship with the Canadian Licensee. Due to a change in ownership, the objectives of the Canadian Licensee changed. Eurectec agreed to cancel the outstanding Accounts Receivable of $625,000 for the Canadian license in return, for the return of the license rights to Eurectec, except for the exclusive license rights to Alberta, Canada which were retained by the Canadian Licensee. The Company also agreed to cancel the accounts receivable of $230,000 for the equipment sale.

The Company received a 20% equity interest in the Canadian Company which had no value and has not been recorded on the financial statement of the Company.

NOTE #12 - RELATED PARTY TRANSACTIONS

The Company has reimbursed two of its officers for travel and entertainment funds for services related to the Company's business. Scheduled below are payments for reimbursed expenses, consulting, accounting and financial services by related parties

                                     Accrued                       Accounting &
                                  Consulting Reimbursed Consulting  Financial
                     Commissions  & Expenses   Expenses       Fees   Services
                     ---------------------------------------------------------
1996
Keith Fryer            $  65,415   $           $         $  65,321   $
John Pope                                                   45,500
Marcus J. Lenger                                            23,944

1995
Keith Fryer                  -0-         -0-      8,501     77,950        -0-
John Pope                    -0-      15,450        -0-        -0-     31,400
Gayle Hickok                 -0-         -0-      2,600        -0-        -0-


                   The Quantum Group, Inc., and Subsidiaries
                   Notes to Financial Statements -Continued-

NOTE #12 - RELATED PARTY TRANSACTIONS -CONTINUED-

                                     Accrued                       Accounting &
                         Prepaid  Consulting Reimbursed Consulting  Financial
                     Commissions  & Expenses   Expenses       Fees   Services
                     ----------------------------------------------------------
1994
Keith Fryer           $   75,000   $  13,000  $  17,325 $  128,420  $     -0-
John Pope                    -0-      34,450      1,100        -0-     60,000
Gayle Hickok                 -0-         -0-        -0-     12,000        -0-

An Officer of the Company has loaned the Company $151,152 at December 31, 1996, and $58,701 at December 31, 1995 to fund its operations. The loan is non interest bearing and is due on demand.

NOTE #13 - NET OPERATING LOSS CARRYFORWARD FOR INCOME TAX PURPOSES

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

           Year of                 Expiration
             Loss       Amount     Date
         -------------------------------------
         1992          $ 670,375        2007
         1993                -0-        2008
         1994            198,818        2009
         1995            782,181        2010
         1996            241,809        2011

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

                                                    1996       1995        1994
                                              ----------------------------------
Current Tax Asset Value of Net Operating
Loss Carryforwards at Current Prevailing
Federal Tax Rate                               $ 576,085  $ 561,467   $ 295,525
Evaluation Allowance                            (576,085)  (561,467)   (295,525)
     Net Tax Asset                             $     -0-  $     -0-   $     -0-
                                              ==================================
     Current Income Tax Expense                $     -0-  $     -0-   $     -0-
     Deferred Income Tax Benefit                      80         80         -0-

In 1993, the Company made provisions for California Franchise Taxes because California does not allow carryforward or carryback of tax losses. When tax returns were finalized in 1995 the Company qualified for tax credits equal to or greater than the accrued tax in California, because the facilities in Wilmington, California were in an Enterprise Zone Economic Development Area. Accordingly, in 1995 the Company reversed the 1993 tax accrual.
                   The Quantum Group, Inc., and Subsidiaries
                   Notes to Financial Statements -Continued-

NOTE #14 - MINORITY INTEREST

The Company's subsidiary Eurectec, Inc., has issued 4,812,000 shares of its common stock to minority interest since its inception in 1992. All of these shares have been sold to non U.S. persons pursuant to regulations in Germany.

                               Minority Interest
                                                                          Total
              Shares Percentage        Par     Paid in   Retained      Minority
              Issued      Owned      Value     Capital   Earnings      Interest
-------------------------------------------------------------------------------
    1995   4,812,000      15.62    $ 4,812    $161,083   $(68,167)     $ 97,728
    1996   6,500,000      20.00      6,500     206,233   (127,994)       84,739

The minority investment in the subsidiary is 6,500,000 shares purchased for $414,578 in 1992, $619,487 in 1993, and $1,600 in 1996. Minority interest holds
20.00% of issued shares of the subsidiary and the minority interest incurred a dilution of $868,170 upon investment, and $127,994 in accumulated losses for 1996.

NOTE #15 - ACCOUNTS RECEIVABLE WRITTEN OFF

In 1995 the Company has written off accounts receivable from sales in 1994.

1994 Sales                                    Total    Current   Long Term
---------------------------------------------------------------------------
Canadian License Fee                      $ 652,498  $ 326,249   $ 326,249
Canadian Equipment Sale                     230,000    230,000
Chinese Equipment Sale                       71,136     71,136
                                          ---------------------------------
     Total                                $ 953,634  $ 627,385   $ 326,249
                                          =================================

The Canadian license encountered operational difficulties because of their refusal to comply with CISAP's instruction to operate the equipment. These delays caused a cash flows problem which ultimately resulted in the need to restructure the Canadian Company. As a result of the restructuring process the Company agreed to write off its accounts receivable of $556,249 and its non current accounts receivable of $326,249.

The $71,136 due from the Chinese sale was the retention on the sale. At December 31, 1994, the Company held a letter of credit upon which it could have collected the receivable if all conditions of the sale were met. In 1995, problems developed with the operation of the system because the feed stock (Chinese tires) had much higher fabric content than Western tires for which the machinery was tested. Because of the delays caused to adjust the equipment to handle Chinese tires and the fact that it took longer to process the high fabric tires the Chinese refused to pay the accounts receivable, and the letter of credit expired. In an attempt to maintain a good relationship with the Chinese Company and the difficulty and expense of litigating a collection action in China the Company wrote the accounts receivable off.

In 1996, the Company wrote off sales it made in 1995 to a German buyer of $345,000. After a remeasurement allowance in 1995 of $6,819 the 1996 write off was $338,181. The Company wrote off $38,750 loaned to Eurectec GmbH, and an investment of $6,250. The Company owned 10% of Eurectec GmbH. Eurectec GmbH has no operations and no plans for future operations. F-17
                   The Quantum Group, Inc., and Subsidiaries
                   Notes to Financial Statements -Continued-

NOTE #16 - LITIGATION MATTERS

The litigation referred to in prior reports as Herbert & Isabel Kugelmeier came before the United Stated District Court for the District of Utah, Central Division. On October 16, 1996 after the issues were tried the jury rendered its verdict. "It is ordered and abjudged that the judgement be entered in favor of the defendant and against the plaintiff on the plaintiff's complaint "no cause of action" and that judgement be entered in favor of Plaintiffs against the Defendant on the Defendants' counter claim, "no cause of action." As a result of the ruling in the litigation the Company no longer has any connection to the mining claims, and the Kugelmeiers have no license for the states of Colorado, Arizona, and New Mexico.

An action was filed by Duthie Electric against "Eurectec Wilmington, Inc., dba, Eurectec, Inc.," Eurectec Wilmington, Inc., is a California corporation and was formed for the purpose of selling a CISAP 3000 System to an investor group in California. The investors did not obtain funding to complete the purchase. Eurectec, Inc., is a Nevada corporation and a subsidiary of the Company. A judgement was obtained against Eurectec Wilmington, Inc., doing business under the assumed name of Eurectec, Inc., and property of Eurectec Inc., was executed on by the Sheriff in Orange County, California. Neither the Company or Eurectec, Inc., was a party to the litigation. In 1997, the Company fully resolved the dispute by making a payment in the amount of $24,908 to Duthie Electric which was approximately one-half of the amount of the judgement entered against Eurectec Wilmington, Inc.

NOTE #17 - EXPORT SALES

The Company's sales have occurred in foreign countries and the aggregate sales to unaffiliated customers in foreign countries exceeds 10% of the total revenues.

Country                                      1996 Sales 1995 Sales 1994 Sales
-------------------------------------------------------------------------------
Canada                                                             $  630,000
China                                                                 888,960
Mexico                                                                 50,000
Saudi Arabia                                 $2,711,489 $2,024,290
Germany                                         161,190    310,500
                                            ----------------------------------
     Total                                   $2,872,679 $2,334,790 $1,568,960
                                            ==================================

Sales in the amount of $2,334,790 were made and recorded upon shipment to customers in the fourth quarter of 1995. In 1996, sales by quarter were as follows; first quarter $966,071, second quarter $0, third quarter $1,662,149 and 4th quarter $244,459.

NOTE #18 - STOCK ISSUANCE BY SUBSIDIARY

In 1993, the Company's subsidiary Eurectec, Inc., issued 2,385,423 at $0.25 per shares of its common stock to outsiders. This sale decreased the Company ownership in the subsidiary from 91.50% to 84.38%. The subsidiary received in U.S. dollars $619,487.

In 1996, Eurectec, Inc., issued 1,688,000 shares to its minority shareholders to increase their ownership position in Eurectec, Inc., to 6,500,000 shares or 20.0%. Eurectec, Inc., contributed $1,600 as contributed capital to the parent Corporation.
                                   F-18

                   The Quantum Group, Inc., and Subsidiaries
                   Notes to Financial Statements -Continued-

NOTE #19 - SUBSEQUENT EVENTS

A. Settlement agreement on Duthie Electric Services, Corporation matter has been reached, see explanation and details in Note #16.

B. Atlanta Rubber Recycling Inc., has confirmed in writing in 1997 their intentions of completing their sales agreement to purchase equipment held by the Company as inventory for $1,602.817 and to purchase a license for the state of Florida for $700,000. No sale of equipment or license fees has been booked pending payment of sales agreement and shipment of merchandise.

C. In January 1997, the Company concluded the sale of equipment to Mexico Recycling Technology, it's Mexican licensee for $3,737,000. Eurectec, Inc., received a letter of credit for $238,599 and, CISAP received a letter of credit for $2,101,000 and paid the Company its fees from the first installment payment therefrom. The balance of the letter of credit $1,397,405 will be used for Phase 2 of the contract.
                                   PART III

Item 1. Index and Description of Exhibits.

Exhibit
Number     Title of Document                       Location
-------    -------------------------------------   -----------------------
2.01       Articles of Incorporation, as amended   Incorporated by reference*

2.02       Bylaws                                  Incorporated by reference*

6.01       CISAP License Agreement                 Incorporated by reference*

6.02       Canadian License Agreement              Incorporated by reference*

6.03       1990 Non-Qualified Stock Option Plan    Incorporated by reference*

6.04       Amended CISAP License Agreement         Incorporated by reference*

6.05       SMS Sondermaschinen Agreement           Incorporated by reference*

99.0       Form 10-KSB as filed with the           Attached hereto
 Commission for fiscal year ended
 December, 31, 1996

*Incorporated by reference from the Registrant's registration statement on form 10-SB, as amended, filed with the Commission, SEC file no. 0-23812.
                                  SIGNATURES


 Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

                                         The Quantum Group, Inc.

Date:  May 22, 1997                      By: /s/ Ehrenfried Liebich
                                         ---------------------------------
                                         Ehrenfried Liebich, President and
                                         Director (Principal
                                         Executive Officer)

Date:  May 22, 1997                      By: /s/ John F. Pope
                                         ----------------------------------
                                         John F. Pope, Principal Financial
                                         and Accounting Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date:  May 22, 1997                      By: /s/ Ehrenfried Liebich
                                         ---------------------------------
                                         Ehrenfried Liebich, Director


Date:  May 22, 1997                      By: /s/ Keith J. Fryer
                                         ---------------------------------
                                         Keith J. Fryer, Director